Exhibit (p)(14)

II. CODE OF ETHICS, INSIDER TRADING, AND PERSONAL SECURITIES TRANSACTIONS

SEAFARER CAPITAL PARTNERS, LLC

Adopted November 9th, 2011

A.	INTRODUCTION

The Firm has established this Code of Ethics (the “Code”) pursuant to Rule 204A-1 of the Advisers Act. As an investment adviser, the Firm has an undivided duty of loyalty to act solely in the best interests of its clients, an obligation which includes the responsibility to make full and fair disclosure of all material facts, especially where the Firm’s interests may conflict with those of its clients. In carrying on its daily affairs, the Firm and all of its supervised persons shall act in a fair, lawful and ethical manner, in accordance with the federal securities laws and the rules and regulations imposed by the SEC.

All Firm personnel should review this Code, as well as the Firm’s internal policies and procedures, in an effort to be aware of their responsibilities pertaining to client service and the Firm’s standards of conduct as set forth below. To the extent that any term within the Firm’s Compliance Manual, or any other Firm policy, is inconsistent with any term contained within this Code, the Code shall take precedence. Any violation of this Code or any other Firm policy and/or procedure shall be subject to the Firm’s disciplinary procedures, which may include termination of employment.

It is the Firm’s intent to serve its clients’ interests with the highest standards of integrity, professionalism, and care. All personnel must recognize that while the Code prescribes certain standards of conduct, it is not an exhaustive guide to ethical behavior, nor does it catalog all that is expected of a fiduciary. When conflicts arise, the Firm expects that its personnel will act in a manner consistent with the Code’s intent, regardless of whether such situations are directly addressed by the Code.

Equally, the Firm recognizes that complex, unforeseen problems arise during the normal course of business. In response to such circumstances, the Firm’s personnel – acting in good faith, and with the utmost care with respect to clients’ interests – may inadvertently commit a technical breach of the Code. In such rare instances, the Firm will carefully weigh the facts and circumstances to determine whether the conduct in question constitutes a violation of the Code and its intent.

B.	SCOPE OF THE CODE

The terms of this Code apply to all of the Firm’s supervised persons and sets forth the standard of conduct by which each individual should carry out his/her respective obligations. Specifically, this document presents the Firm’s fundamental standard of conduct applicable to the Firm’s supervised persons.

As discussed in paragraph D below, the rules on the issue of reporting securities transactions pertain to the securities accounts in which any associated person has any direct or indirect beneficial interest. Of particular concern (but not exclusive) are securities in which client assets may be invested, including stocks, options, futures and options on futures, but generally not those which are excluded from the definition of “reportable securities” (e.g. bankers’ acceptances, bank certificates of deposit, commercial paper, shares of unaffiliated registered open-end investment companies, etc.) (see definition section below).

C.	STANDARDS OF BUSINESS CONDUCT

All Firm personnel shall act in accordance with the requirements of the Advisers Act and the fiduciary principles articulated above. The Firm, as a fiduciary, has an obligation to act consistent with the Advisers Act, but to also place the clients’ interests above those of the advisory firm. To that end, all supervised persons should avoid conflicts of interest that could compromise the Firm’s ability to act in the clients’ best interests. In addition, supervised persons should seek to avoid the appearance of any such conflict.

In a similar vein, it shall be against Firm policy for any supervised person to use the mails or any means or instrumentality of interstate commerce to:

•	Employ any device, scheme, or artifice to defraud a client or prospective client;

•	Engage in any transaction, practice, or course of business which defrauds or deceives a client or prospective client;

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Knowingly sell any security to or purchase any security from a client when acting as principal for his or her own account, or to knowingly effect a purchase or sale of a security for a client’s account when also acting as broker for the person on the other side of the transaction, without disclosing to the client in writing before the completion of the transaction the capacity in which the adviser is acting and obtaining the client’s consent to the transaction; and

•	Engage in fraudulent, deceptive or manipulative practices.

No person associated with the Firm shall disclose material nonpublic information about a company, or the market for that company’s securities: (a.) to any person, except to the extent necessary to carry out the Firm’s legitimate business obligations, or (b.) in circumstances in which the information is likely to be used for unlawful trading. No supervised person who is in possession of material nonpublic information about a company, or about the market for that company’s securities, is permitted to purchase or sell those securities until the information becomes public and sufficient time has passed such that the market would have already reacted.

Finally, it is, and always has been, the policy of the Firm that it and each such supervised person comply with the aforementioned standards and to recognize that the Firm has a fiduciary obligation towards its clients. Supervised persons should be fully aware of the high value the Firm has placed and continues to place on the adherence by all supervised persons to ethical conduct at all times, and all supervised persons are urged to comply not only with the letter of their respective fiduciary duties, but also to the ideals of the Firm. In addition, all supervised persons are required to comply with those federal securities laws which apply to the business of the Firm. Each supervised person’s execution of the Annual Acknowledgment of the Policies and Procedures constitutes an acknowledgment that he or she has complied and will continue to comply with such applicable laws. For purposes of this paragraph, “federal securities laws” means the Securities Act of 1933 (15 U.S.C. 77a-aa), the Securities Exchange Act of 1934 (15 U.S.C. 78a — mm), the Sarbanes-Oxley Act of 2002 (Pub. L. 107-204, 116 Stat. 745 (2002)), the Investment Company Act of 1940 (15 U.S.C. 80a), the Investment Advisers Act of 1940 (15 U.S.C. 80b), Title V of the Gramm-Leach-Bliley Act (Pub. L. No. 106-102, 113 Stat. 1338 (1999)), any rules adopted by the Commission under any of these statutes, the Bank Secrecy Act (31 U.S.C. 5311 — 5314; 5316 — 5332) as it applies to funds and investment advisers, and any rules adopted thereunder by the SEC or the Department of the Treasury.

D.	PERSONAL SECURITIES TRANSACTIONS

As a result of the Firm’s obligations under Rule 204A-1 (and, with respect to the Registered Investment Companies advised by the Firm, Rule 17j-1 of the 1940 Act), all of the Firm’s Access Persons (see definition section below) must submit for the Firm’s review, a report of his/her personal securities transactions and securities holdings periodically, as provided and further explained herein.

i.) Initial and Annual Holding Reports on Current Securities Holdings of Access Persons

Each Access Person of the Firm must provide the Chief Compliance Officer or his/her designee with a written report of the Access Person’s current securities holdings within ten (10) days after the person becomes an Access Person, which information must be current as of a date no more than forty-five (45) days prior to the date the person becomes an Access Person. Additionally, each Access Person must provide the Chief Compliance Officer or his/her designee with a written report of the Access Person’s current securities holdings at least once each twelve (12)-month period thereafter on a date the Firm selects, and the information must be current as of a date no more than forty-five (45) days prior to the date the report was submitted.

Each securities holdings report must provide, at a minimum, the following information:

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title and type of security, and as applicable the exchange ticker symbol or CUSIP (or other identifying number), number of shares, and principal amount of each reportable security (see definitions section) in which the Access Person has any direct or indirect beneficial ownership (see definitions section);

•	The name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit; and

•	The date the Access Person submits the report.

An Initial Acknowledgement and Holdings Report and an Annual Acknowledgement and Holdings Report are attached to this Code as Exhibits C and D, respectively.

ii.) Quarterly Transaction Reports

Each Access Person must provide the Chief Compliance Officer or his/her designee with a written record of his/her personal securities transactions no later than thirty (30) days after the end of each calendar quarter, which report must cover all transactions (other than those pursuant to an “automatic investment plan” as defined below) during the quarter. The report must provide, at a minimum, the following information about each transaction (other than pursuant to an automatic investment plan) involving a reportable security in which the Access Person had, or as a result of the transaction acquired, any direct or indirect beneficial ownership:

•

The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP (or other identifying number), interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	The price of the security at which the transaction was effected;

•	The name of the broker, dealer, or bank with or through which the transaction was effected; and

•	The date the Access Person submits the report.

The security transaction reporting requirement may be satisfied by providing duplicate broker trade confirmations or account statements of all such transactions to the Firm no later than thirty (30) days after the end of each calendar quarter.

A Quarterly Report of Personal Securities Transactions is attached to this Code as Exhibit B.

iii.) Exceptions

The above holdings and transactions reporting requirements do not apply to transactions effected in any account over which a particular Access Person has no direct or indirect influence or control. In addition, the holdings and transactions reporting requirements do not apply to securities which are excluded from the definition of reportable security. An Access Person must receive the approval of the Chief Compliance Officer before relying on any exception to the reporting requirements under this policy.

iv.) Investment Policy and Procedures

No Access Person of the Firm may effect for himself or herself or for any Covered Person (see definition section below) any transactions in securities, unless in accordance with the following Firm Procedures.

Covered Securities

For the purpose of this Code, Covered Securities shall be defined as a security in which Covered Persons are prohibited from effecting personal securities transactions or in which personal securities transactions must be pre-approved via the Personal Transaction Authorization form. There are three types of Covered Securities, each with a specific policy and procedures regarding personal securities transactions:

a.) Investment Mandate Securities are any Covered Securities that reasonably lie within the investment strategy or mandate of the accounts under the Firm’s advice and discretion. This includes: (i.) any registered equity that has been issued or guaranteed by a company that is organized under the laws of a foreign market, regardless of whether such equity is traded on a foreign or domestic exchange; (ii.) any listed or over-the-counter derivative securities or financial instruments whose intrinsic value is tied to a foreign issuer; (iii.) any securitized debt, bond or debenture issued by a foreign-incorporated (non-U.S.) entity, with a residual term of more than 3 months, and with a par value in excess of $10,000; and (iv.) any foreign (non-U.S.) government-issued debt, bond or debenture, with a residual term of more than 12 months, and with a par value in excess of $100,000;

b.) Non-Investment Mandate Securities are any registered equity that is publicly-listed equity on a domestic exchange, including any listed or over-the-counter derivative securities or financial instruments; and

c.) Affiliated Funds and Accounts are any co-mingled investment account, investment company or registered Fund over which the Firm serves as an adviser, sub-adviser, or where the Firm has discretion over investment and valuation-related procedures. “Fund” is defined as the registered investment companies and other accounts (each a “Fund” and collectively the “Funds”) advised by the Firm.

Firm Policies and Procedures for Personal Securities Transactions in Covered Securities

In order to implement the Firm’s Investment Policy, the following procedures have been put into place with respect to the Firm, its Covered Persons, and each type of Covered Securities:

a.) It is the Firm’s policy that Covered Persons are prohibited from purchasing any Investment Mandate Securities, including shares in ETFs and closed-end funds. If a Covered Person should unintentionally acquire such an Investment Mandate Security due to inheritance, legacy holdings, or via other means, such Covered Person will declare the security to the Compliance Department at their first opportunity to do so. The Chief Compliance Officer will supervise that Covered Person’s ongoing holdings in and/or disposition of the security to monitor and guard against potential conflicts of interest.

If the Firm is purchasing or considering for purchase, or is selling or considering the sale of, any exchange listed or over-the-counter Investment Mandate Security on behalf of a Firm client, no Covered Person may transact in that security prior to the client purchase or sale on behalf of the client having been completed by the Firm, or until a decision has been made not to purchase or sell the security on behalf of the client. Dividend reinvestment, rights offerings or other similar corporate actions on existing positions are permissible and need not be approved in advance.

b.) It is the Firm’s policy that Covered Persons may purchase or sell Non-Investment Mandate Securities, provided that such Covered Person has first obtained approval via the Personal Transaction Authorization form (Exhibit A below). Covered Persons may transact in Non-Investment Mandate Securities without prior approval in accordance with the Firm’s deminimus exemption. This exemption allows for a transaction of up to 500 shares, or $10,000 per security, per day. (Derivative instruments qualify for the exemption based on the notional value of the underlying contract, and not the value traded in the marketplace.) The exemption applies only when all the following conditions are satisfied:

•	The Non-Investment Mandate Security must have a market capitalization in excess of $1 billion dollars; and

•	The Non-Investment Mandate Security must have over the prior 20 business days exhibited trading volumes in excess of $1 million dollars.

Dividend reinvestment, rights offerings or other similar corporate actions on existing Non-Investment Mandate Securities positions are permissible and need not be approved in advance.

c.) With respect to Affiliated Funds and Accounts it is the Firms’ policy that Covered Persons must first request approval via the Personal Transaction Authorization form (Exhibit A below). Authorization for such transactions must be granted prior to 4 PM EST for transactions that have been proposed for the following business day, with two exceptions:

•	Subscriptions and redemptions for Affiliated Funds and Accounts that are part of an automatic investment plan are exempt from the authorization process;

•	Subscriptions to Affiliated Funds and Accounts on the first day of its public launch are also exempt from the authorization process.

Dividend reinvestment, rights offerings or other similar corporate actions on existing positions in Affiliated Funds and Accounts are permissible and need not be approved in advance.

v.) Pre-approval Required for IPOs and Limited Offerings

The acquisition of beneficial ownership in any security sold in an initial public offering or in a limited offering by an Access Person is prohibited unless expressly approved in advance by the Chief Compliance Officer. The Firm shall maintain a record of any decision, and the reasons supporting the decision, approving the acquisition of such securities by Access Persons for at least five (5) years after the end of the fiscal year in which the approval is granted.

vi.) Retention of Certain Records

A record of each securities holdings report (Exhibits C and D) and personal transaction report (Exhibit B), including any duplicate broker trade confirmation or account statements provided by an Access Person (or his/her broker/dealer or custodian) in lieu of a securities transactions report, shall be maintained by the Firm for the time period required by the Advisers Act and as further implemented by the Firm’s books and records policies. In addition, a record of the names of persons who are currently, or within the past five (5) years were, Access Persons of the Firm shall be maintained.

E.	DEFINITIONS

“Access Persons” includes all of the Firm’s supervised persons, i.e., all of the Firm’s directors, officers, and employees.

“Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

“Beneficial ownership” means an Access Person having or sharing a direct or indirect pecuniary interest (i.e., the opportunity, directly or indirectly, to profit or share in any profit) in the reportable securities (or initial public offering or limited offering, as the case may be), directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise.

“Covered Person” means any member of an Access Person’s immediate family, including his or her spouse, minor children, any adults living in the same household as the Access Person, and trusts for which the Access Person serves as a trustee or in which the Access Person has a beneficial interest.

“Material” information means any information about a company, or the market for its securities, that, if disclosed, is likely to affect the market price of the company’s securities or to be considered important by the reasonable investor in deciding whether to purchase or sell those securities. Examples of information about a company which should be presumed to be “material” include, but are not limited to, matters such as; (a.) dividend increases or decreases, (b.) earnings estimates, (c.) changes in previously released earnings estimates, (d.) significant new products or discoveries, (e.) developments regarding major litigation by or against the company, (f.) liquidity or solvency problems, (g.) significant merger or acquisition proposals, or (h.) similar major events which would be viewed as having materially altered the information available to the public regarding the Firm or the market for any of its securities. The foregoing is not intended to be an exhaustive list.

“Nonpublic” information means information that has not been publicly disclosed. Information about a company is considered to be nonpublic information if it is received under circumstances which indicate that it is not yet in general circulation.

“Reportable security” means any security defined in Section 202(a)(18) of the Advisers Act (generally, all securities of every kind and nature), except that it does not include:

•	Direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by open-end funds other than reportable funds (as defined in Rule 204A-1(e)(9)); and

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Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are reportable funds (as defined in Rule 204A-1(e)(9)). This exception is aimed at variable insurance contracts that are funded by insurance company separate accounts organized as unit investment trusts. (Note: although not specifically excluded from the definition of reportable security, it is presumed the variable insurance products are included within this exception).

F.	ADMINISTRATION AND ENFORCEMENT OF CODE

The Chief Compliance Officer will be responsible for administering and enforcing this Code and is authorized to enlist the assistance of a third-party compliance consultant in doing so. Should any Access Person have any questions regarding the applicability of this Code, he/she should address those questions with the Chief Compliance Officer. A supervised person should report any violation of this Code of which he or she is aware to the Chief Compliance Officer. Any questions concerning this Code should immediately be addressed with the Chief Compliance Officer.

G.	INVOLVEMENT IN LITIGATION

An Access Person must advise the Chief Compliance Officer immediately if he or she becomes involved in litigation involving his or her activities on behalf of the Firm (other than civil litigation not involving investment securities or such Supervised Person’s employment or professional activity), has received a subpoena, has been arrested or threatened with arrest, is subject to any judgment or arrest, or is contacted by any regulatory authority from any jurisdiction in respect of his or her activities on behalf of the Firm, any professional activity or activity relating to any investment security.

H.	RECORDKEEPING

In addition to the above, the Code of Ethics currently in effect, or that at any time in the past five years was in effect, must be maintained by the Firm. Additionally, a copy of the executed Annual Acknowledgment of the Policies and Procedures (an unexecuted copy of which is located on the last page of this document) of each person who is currently, or within the past five years was, a supervised person must be maintained by the Firm. Furthermore, the Firm is required to maintain a record of any violation of the Code of Ethics (but this does not include any initial reports by employees that informed the Firm of a violation of Firm policies, procedures and/or Code of Ethics), and of any action taken as a result of the violation.

In addition, the Firm shall maintain the following books and records:

•	Ongoing list of Access Persons;

•	Access Person Acknowledgement Form memorializing receipt of this Code of Ethics;

•	Initial and Annual Holdings Reports as discussed above;

•	Quarterly Transaction Reports (or substitute broker trade confirmations or account statements) as discussed above; and

•	Records of Code of Ethics violations and any resulting remedial action, not including any “whistleblower” reports made by supervised persons.

I.	UPDATES TO CODE

The Chief Compliance Officer shall forward any revisions and/or additions to the Code of Ethics to all employees upon the adoption thereof.

APPENDIX I

POLICY AND PROCEDURES WITH RESPECT GIFTS & ENTERTAINMENT

A.	INTRODUCTION

This policy governs the giving and receipt of gifts to or from persons or entities outside the Firm. The giving or receipt of gifts, meals and entertainment raises potential conflicts of interest and may, in certain cases, raise an appearance of impropriety. These rules are intended to limit gifts and entertainment to only those activities that are consistent with the Firm’s standards of business conduct, as set forth in the Code, would not create a likely conflict of interest and that would not in any way influence decisions by the Firm or the persons with whom the Firm conducts business. These rules are intended to be guidelines. To the extent a gift, meal or entertainment would technically fall within the rules below but would still raise an appearance of impropriety, employees should refrain from engaging in that activity. Any questions regarding whether a particular activity raises concerns should be directed to the Firm’s Compliance Department (“Compliance”).

B.	GIFTS

i.	Giving Gifts

No employee may give gifts (including Firm promotional merchandise) having more than a nominal market value (hereinafter defined as costing less than US $30), or, over the course of a calendar year, multiple such gifts having an aggregate value of more than US $100, directly or indirectly, to any:

•	Client or employee of a client;

•	Securities firm or other financial institution or any employee thereof (including investment managers);

•	News or financial information media; or

•	Service providers, vendors or other individuals with a relationship with the Firm.

Additionally, Firm employees may not give cash gifts (gratuities) of any amount to any individual or entity.

ii.	ERISA Accounts and Public Plans

The provision of gifts in any amount to a fiduciary of an existing or prospective client subject to ERISA, or to any existing or prospective client that is a public plan, or to any associated person thereof, must be pre-approved in writing by Compliance.

iii.	Gifts to Government Officials

Any attempt to influence government officials to award business to the Firm or to take any other action favorable to our business through the payment of gifts is strictly prohibited. Without prior written approval by Compliance, Firm employees may not give a gift, of any value, to any official, employee, officer or director of any:

•	Federal governmental agency (such as the SEC or the various banking regulators);

•	State or local governmental agency that has regulatory jurisdiction over our business;

•	Foreign governmental agency; or

•	Self-regulatory organization within or outside the United States (e.g., the NASD or the Financial Services Authority).

Note that any gift for which reimbursement is sought from the Firm is presumed to be related to the business of the Firm and therefore is subject to the rules described above. Political contributions to state and local officials are governed by our Political Contributions Policy, which can be found as chapter XVII of this manual.

iv.	Accepting Gifts

Firm employees and their spouses and immediate family members may not solicit or encourage others to give them gifts or gratuities that are related in any way to the activities of the Firm or any of its affiliates, or the activities employees conduct on behalf of the Firm, and employees may not represent or suggest that any service or business will be given in exchange for a gift or gratuity.

Gifts given to or received from family members, friends and social acquaintances do not have to be reported (as further discussed below), provided the gifts are not related to the business of the Firm or any of its affiliates, or the activities employees conduct on behalf of the Firm. However, employees must be aware that the Firm strives to avoid situations where there is even a suggestion of impropriety or conflict. Accordingly, while personal gifts may not fall within the explicit scope of this Code, they are not exempt from its intent. The Firm strongly encourages employees to report any gifts that may have mixed intent, e.g. simultaneously of a personal and commercial nature.

Firm employees and their spouses and immediate family members generally may not accept gifts having more than a nominal market value (as defined above) or, over the course of a calendar year, multiple such gifts having an aggregate value of more than US $100, from any outside person or entity that:

•	Does, or seeks to do, business with the Firm or any of its affiliates; or

•	Gives the gift because of the employee’s position with the Firm.

The Firm often receives gifts of food, particularly during the holiday season. Persons receiving any such gifts that exceed the dollar thresholds listed above may not keep such gifts for their own consumption, but may place them in a common area to be shared by all persons in their location. Such gifts are not subject to the reporting requirement set forth below.

Firm employees and their spouses and immediate family members may not accept any form of cash gifts from any of the above listed persons or entities.

v.	Reporting

Should a Firm employee or spouse or immediate family member receive any gifts from such person as described in “Accepting Gifts” above, whether that gift falls within or outside the dollar thresholds referred to above, the employee must promptly report its receipt to his/her Manager and to Compliance. Compliance will maintain a gift log in which to record all such gifts or similar payments. The log will contain the following information:

•	Date of the gift;

•	Recipient’s name;

•	Name of person and / or entity that provided the gift;

•	Estimated value (or exact amount) of the gift;

•	Description of the gift; and,

•	Method of disposition of the gift.

In cases where an employee receives a gift that falls outside the dollar thresholds referred to above, Compliance will instruct the employee how to dispose of the gift, which will typically involve returning the gift, or if that is not possible, donating it to charity.

C.	BUSINESS MEALS AND ENTERTAINMENT

Employees may provide to, and accept from, persons outside the Firm, including clients and prospective clients, customary and reasonable business meals and entertainment as long as both the employee and the other person(s) attend such events. Additional guidelines are:

•	Business must be discussed at such meals and/or events;

•	If the Firm is providing the meal or entertainment, it may pay only for the business-related attendees and their spouses or partners (not friends or children, etc.);

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Such meals and/or events must not be extravagant (i.e., the cost of the meal or event must be reasonable). For sake of clarity, golf events and regular season amateur or professional sporting events other than those for which tickets are exceptionally expensive (such as professional playoff and championship series, bowl games, “the final four” and the like) will not normally be considered extravagant;

•	Such meals or events must be occasional in nature (no set number, but common sense dictates no more than quarterly, preferably less than that if not absolutely necessary);

•	Public disclosure of such meals and/or events would not embarrass the Firm; and

•	Such meals and/or events do not take place at a venue that would reflect poorly on the Firm (e.g., events involving adult entertainment or gambling).

Regular manager research or client meetings that take place at an investment manager’s offices, at a client site, or at the Firm’s offices, and to which there is no element of entertainment, do not need to be reported to Compliance, but must be conducted in accordance with the other standards described herein. Meals eaten together with representatives of investment managers for which the Firm employee pays his or her own share or for which a client pays need not be reported to Compliance, but also must be conducted in accordance with the other standards described herein. Compliance will review the reports of meals and entertainment provided by investment managers and will bring to the attention of senior management any patterns that may raise any appearance of impropriety.

D.	GOVERNMENT EMPLOYEES

Reasonable business meals and entertainment may be provided to officials and employees of state and local governments ONLY if not otherwise prohibited by federal securities laws or by laws/regulations in the applicable jurisdiction. Employees should contact Compliance if in need of any guidance with respect to such restrictions. Employees may not, under any circumstances, provide meals or entertainment to any employee of any:

•	Federal governmental agency (such as the SEC or the various banking regulators);

•	State or local governmental agency that has regulatory jurisdiction over our business;

•	Foreign governmental agency; or

•	Self-regulatory organization within or outside the United States (e.g., NASD or the Financial Services Authority).

E.	GIFTS VERSUS SOFT DOLLARS

The Firm may receive research products and services in connection with brokerage services. A description of acceptable products and services can be found in chapter VII of this manual Brokerage, Best Execution and Soft Dollar Policy. Anything else of value given to or received from a broker dealer is subject to this Gift Policy.

F.	QUESTIONS AND EXCEPTIONS

Any questions regarding this policy should be raised with Compliance; any exceptions must be approved in writing by the Chief Compliance Officer.

APPENDIX II

POLICY AND PROCEDURES WITH RESPECT TO INSIDER TRADING

A.	POLICY STATEMENT ON INSIDER TRADING AND BACKGROUND

Under the Insider Trading and Securities Fraud Enforcement Act of 1988 and Section 204A of the Advisers Act, the Adviser must establish, maintain and enforce written policies and procedures reasonably designed to prevent the misuse of material, non-public information. Accordingly, the Adviser forbids any Supervised Person from trading, either personally or on behalf of others (including Funds), on material nonpublic information or communicating material nonpublic information to others in violation of the law. This conduct is frequently referred to as “insider trading.” The Adviser’s policy applies to every Supervised Person and extends to activities within and outside their duties at the Adviser. Every Supervised Person must read and retain this policy statement. Any questions regarding the Adviser’s policy and procedures should be referred to the Chief Compliance Officer. Capitalized terms not defined herein shall have the meanings ascribed to them in the Adviser’s Code of Ethics and Professional Conduct.

The term “insider trading” is not defined in the federal securities law, but generally is used to refer not only to the use of material nonpublic information to trade in securities (whether or not the user is an “insider”), but also to communications of material nonpublic information to others, commonly referred to as “tipping”. The law concerning insider trading can and does change, but as a general matter the law prohibits, among other things:

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trading by an insider, while in possession of material nonpublic information about a security or the issuer of the security in breach of a fiduciary or similar duty of trust or confidence owed directly or indirectly to the issuer, its shareholders or to any other person who was the source of the material nonpublic information;

•

trading by a non-insider, while in possession of material nonpublic information, where the information either was disclosed to the non-insider in violation of an insider’s fiduciary or similar duty of trust or confidence to keep it confidential or was misappropriated; or

•	communicating material nonpublic information to others in breach of a fiduciary or similar duty of trust or confidence (“tipping”).

In the course of employment, employees may learn about the current or pending investment and operating activities of our Funds or other accounts and their portfolio investments. Using or sharing this information other than in connection with the investment of client accounts is considered acting on inside information and is therefore prohibited.

Equally, each employee’s status as an “Access Person” means that each employee has access to inside information with respect to any publicly-registered Funds and other accounts that are under the Firm’s direction. Every employee must guard this information carefully, sharing it only with authorized parties, and always in compliance with the procedures discussed under “Disclosure of Proprietary Information.” Such information may include, but is not limited to: portfolio holdings and characteristics; information related to the portfolio valuation process; data regarding the Fund’s or account’s assets under management, subscriptions and redemptions, and its clients. As employees have access to such information, employees transactions in the Fund or account could be considered “insider transactions.” In order to avoid even the appearance of impropriety associated with employee transactions in such Funds or accounts, they will be governed by the pre-clearance procedures for Affiliated Funds and Accounts set forward by the Code of Ethics.

i.	Who is an Insider?

The concept of “insider” is broad. It includes officers, directors and Supervised Persons of an issuer. In addition, a person can be an insider on a temporary or permanent basis if he or she enters into a special agreement or understanding to maintain the confidentiality of the inside information, such as a fiduciary or similar duty of trust or confidence, in the conduct of an issuer’s affairs and as a result is given access to information solely for the issuer’s purposes. This type of insider can include, among others, an issuer’s attorneys, accountants, consultants, bank lending officers, underwriters, placement agents, any party involved with the marketing or placement of the issuers securities, and the Supervised Persons of such organizations.

ii.	What is Material Information?

Trading on insider information is not a basis for liability unless the information is material. “Material information” generally is defined as information which a reasonable investor would be likely to consider important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of an issuer’s securities. Information that officers, directors and Supervised Persons should consider material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidity problems, changes in credit ratings, significant expansions or curtailments of operations or significant increases or decreases of orders, planned offerings of securities, inflows or outflows of client assets or assets under management, a change in auditors or auditor notification that an issuer may no longer rely on an audit report, events regarding an issuer’s securities (e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, public or private sales of additional securities), bankruptcy, corporate restructuring or receivership, and extraordinary management or business developments.

Material information does not have to relate to an issuer’s business or come from a source inside the issuer. For example, in a case involving a Wall Street Journal reporter, the Supreme Court considered as material certain information about the contents of a forthcoming column that was expected to affect the market price of a security. In that case, the reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in the column and whether those reports would be favorable or not.

Types and sources of information	Example

#1 - Material non-public information provided by an insider at the issuer	An executive of a public company provides “off the record” material information to Seafarer, such as earnings estimates or merger or acquisition plans. This is known as “tipping”.

#2 - Material non-public information provided by a source other than the issuer	An executive of a public company provides “off the record” material information to an industry analyst, who then provides the information to Seafarer. The industry analyst would be a “tippee”.

#3 - Material non-public information provided by either the issuer or another source that does not relate to the issuer’s business

Any material non-public information taken from any source other than the issuer, which information is then misappropriated.

Ex #1: A Wall Street Journal reporter provides “off the record” material information to others about the dates that reports on various companies would appear in the publication and whether those reports would be favorable or not.

Ex. #2: An independent contractor has an NDA with Company A to not disclose information about Company A. In the course of his contract, he obtains material non-public information about Company B, which he passes along to Seafarer. Seafarer may not trade on this information.

#4 - Material non-public information that the person who traded on it may affirmatively prove did not impact the decision to trade

The SEC has issued guidance that if a person can demonstrate that material information that was not a factor in the trading decision, this is a permissible affirmative defense to allegations of insider trading. The person must show that he or she planned the transaction(s) in the security in advance pursuant to a contract, instruction or plan, before becoming aware of the material non-public information, and then completed the pre-planned transaction(s) at a later time, even if he or she subsequently learned of the material non-public information.

As example, a company operating a repurchase program could adopt a written plan, at a time when it is not aware of any material non-public information, that uses a written formula to derive the amounts, prices and dates on which it will repurchase its securities. The company could alternatively delegate all authority for determining the amounts, prices and dates to a person who is screened off from any material non-public information regarding the company, provided the company does not exercise any influence over the repurchases.

As further example, an employee could acquire company stock in a retirement plan by providing instructions as to his or her participation in the plan, at a time when he or she is not aware of any material non-public information. Each transaction price, amount and date could be determined by an algorithm or formula prescribed by the plan’s administrator or investment manager, provided the employee does not exercise any influence over the timing of the transactions.

#5 - Non-public information that may constitute an acceptable basis for trading

Portfolio managers, expert network consultants and others are permitted to develop market information and insights by gathering pieces of information from different public and private sources, provided such information is not material non-public information or other information obtained in breach of an obligation not to communicate the information. These pieces of information, when put together form an assortment of information from which a material conclusion of fact can be drawn. This is known as the “mosaic theory” of trading.

In certain instances information that is non-material still should not be used as an acceptable basis for trading. For example, if an executive of a public company provides “off the record” information to Seafarer that is not material, however, is provided in breach of a fiduciary or similar duty of trust or confidence to keep it confidential, the terms of an employment, consulting or confidentiality agreement or any other legal obligation, neither any employee nor Seafarer should not trade on this information.

iii.	What is Nonpublic Information?

Information is nonpublic until it has been effectively communicated to the marketplace. A person should not trade on material nonpublic information until the investing public has been afforded the time to receive the information and act upon it. One must be able to point to some fact to show that the information is generally public. Information may be deemed to have been made public — and thus not subject to the prohibitions on insider trading — in a number of different ways, including when the information:

•	Appears in the press or in a widely disseminated source or publication (e.g., Dow Jones tape, Reuters, The Wall Street Journal, The New York Times);

•	Is included in publicly available regulatory filings (e.g., when the information is available through the public data base of a federal regulatory agency, such as the SEC);

•	Is disclosed in a stockholder report or a press release from the issuer;

•	Is announced in a public forum such as a stockholder meeting;

•	Is provided by the issuer freely to anyone making an inquiry;

•

Is being disseminated to traders generally by brokers or institutional analysts, unless there is a reasonable basis to believe that such information is confidential and came from a corporate insider; and

•

Is received by a person who does not have a relationship with the issuer or who does not otherwise owe a duty of confidentiality to the issuer or another person. For example, information found in a report filed with the SEC, or appearing in The Wall Street Journal or other publications of general circulation would generally be considered public.

iv.	Penalties for Insider Trading

Penalties for trading on or communicating material nonpublic information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

•	civil injunctions;

•	triple damages;

•	paying back profits;

•	jail sentences;

•	fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited; and

•	fines for an employer or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

In addition, any violation of this policy statement can be expected to result in serious sanctions by the Adviser, including possible dismissal of the persons involved.

B. PROCEDURES TO IMPLEMENT THE ADVISER’S POLICY AGAINST INSIDER TRADING

The following procedures have been established to aid the Supervised Persons of the Adviser in avoiding insider trading, and to aid the Adviser in preventing, detecting and imposing sanctions against insider trading. These Procedures cannot cover all circumstances and Supervised Persons are asked to be cautious in all situations involving the potential for insider trading and consult with the Chief Compliance Officer if such Supervised Person has any questions.

Before a Supervised Person trades for himself or herself or others, including the Firm’s client accounts, in the securities of an issuer about which such Supervised Person may have potential inside information, the Supervised Person should ask at least the following questions of himself or herself:

i.	Is the information material? Is this information that an investor would be likely to consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed?

ii.

Is the information nonpublic? To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in The Wall Street Journal or other publications of general circulation?

If, after consideration of the above, the Supervised Person believes that the information is material and nonpublic, or if the Supervised Person has questions as to whether the information is material and nonpublic, he or she should take the following steps:

i.	Do not purchase or sell the security on behalf of yourself or others, including the Funds and accounts managed by the Adviser.

ii.	Do not communicate the information inside or outside the Adviser, other than to the Chief Compliance Officer or the Firm’s external counsel.

iii.

Immediately report the information to the Chief Compliance Officer, who will consult with the Adviser’s counsel. Thereafter, the Chief Compliance Officer will instruct the Supervised Person to continue to refrain from such trading and communication, or the Supervised Person will be allowed to trade and communicate the information.

Supervised Persons should be aware that these restrictions also apply to “tipping” information to others and apply to each Supervised Person’s family members and others living in their household.

EXHIBIT A

SEAFARER CAPITAL PARTNERS, LLC

CODE OF ETHICS PERSONAL TRANSACTION AUTHORIZATION FORM

Please complete the form below, and have it authorized by an officer of the firm, and deliver the original form to the Chief Compliance Officer. Keep a copy of the executed form for your own records.

EMPLOYEE NAME:

ACCOUNT TITLE:

TYPE OF COVERED SECURITY:	☐ INVESTMENT MANDATE SECURITY
☐ NON-INVESTMENT MANDATE SECURITY
☐ AFFILIATED FUND OR ACCOUNT

PROPOSED SECURITY:

NUMBER OF SHARES /AMOUNT:

PROPOSED TRADE DATE*:

TRANSACTION:	☐ BUY	☐ SELL	☐ OTHER

IF THE PROPOSED SECURITY IS AN INVESTMENT MANDATE SECURITY OR AFFILIATED FUND OR ACCOUNT, PLEASE INDICATE WHICH MANDATE, FUND OR ACCOUNT THE SECURITY IS RELATED TO:

All transactions in Funds or client accounts under the Firm’s advice or discretion will be approved only prior to 4 PM EST, with effect for the following business day. Trades for all covered securities must be executed within 2 business days of approval; otherwise a new authorization form must be submitted. Accordingly, the Firm recommends submitting this form only after you have made a final determination that you would like to buy or sell a security.

*   *   *   *   *

AUTHORIZATION

The undersigned officer of Seafarer Capital Partners, LLC hereby certifies the following information:

•	I have read and understand the different types of Covered Securities and have indicated what type of Covered Security the security noted above is;

•	The security above has / has not been traded by the Firm within the last 5 trading sessions;

•	The Firm does / does not expect to trade the security above during the next 5 trading sessions;

•	There are / are not any open orders in this security for Fund or client accounts.

Request Approved:	YES ☐	NO ☐

By:			Date
Title:

*** note: the Chief Compliance Officer’s trades will be approved by the Firm’s CIO.

EXHIBIT B

SEAFARER CAPITAL PARTNERS, LLC

CODE OF ETHICS

QUARTERLY REPORT OF PERSONAL SECURITIES TRANSACTIONS

I,                     (print name), hereby reconfirm my acknowledgment of, and obligation for, ongoing compliance with the Firm’s Code of Ethics. I understand that my failure to comply with these policies shall be cause for sanction, including possibly my dismissal from the Firm. For the quarter beginning             and ending             , attached as my quarterly report is a complete list of all Covered Securities in which I made transactions or as a result of a transaction acquired any direct or indirect beneficial ownership.

DATE of transaction	BUY / SELL (or other type of acquisition / disposition)	SECURITY NAME AND/OR TICKER OR CUSIP (include Interest Rate and Maturity Date, as applicable)	UNIT VOLUME	PRICE PER UNIT	BROKER	PRINCIPAL AMOUNT	ACCOUNT

☐	Check here if you did not transact in any reportable securities.

☐	Check here if you have attached a list of reportable transactions and/or brokerage statements.

By signing here I certify that the information contained herein is accurate and complete, and is made in compliance with the Code of Ethics of Seafarer Capital Partners, LLC.

Signed:

Dated:

Received by CCO:

Date Received:

EXHIBIT C

SEAFARER CAPITAL PARTNERS, LLC

CODE OF ETHICS

INITIAL ACKNOWLEDGMENT & holdings report

I,                     (print name), have received, read, understand, and will comply with the Firm’s policies and procedures relative to: (1.) prohibitions against insider trading, and (2.) personal securities transactions. I further understand that should I ever have any questions regarding these policies and procedures, I will immediately address them with the Chief Compliance Officer. Attached as my Initial Holdings Report is a complete list of all reportable securities in which I had any direct or indirect beneficial ownership as of the date below.

Dated:
Signature

Date Received:
Received by CCO

Ticker Symbol (or CUSIP)	Issuer and Title of Reportable Security	Number of Shares	Principal Amount	Name of Broker-Dealer or Bank with which the Account holding the Security is Maintained

EXHIBIT D

SEAFARER CAPITAL PARTNERS, LLC

CODE OF ETHICS

ANNUAL ACKNOWLEDGMENT & holdings report

I,                     (print name), hereby reconfirm my acknowledgment of, and obligation for, ongoing compliance with the Firm’s Code of Ethics. I understand that my failure to comply with these policies shall be cause for sanction, including possibly my immediate dismissal from the Firm. Attached as my Annual Holdings Report is a complete list of all reportable securities in which I had any direct or indirect beneficial ownership as of the date below.

Dated:
Signature

Date Received:
Received by CCO

Ticker Symbol (or CUSIP)	Issuer and Title of Reportable Security	Number of Shares	Principal Amount	Name of Broker-Dealer or Bank with which the Account holding the Security is Maintained